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                                                                     EXHIBIT 8.1

                             JACKSON WALKER, L.L.P.
                           1100 LOUISIANA, SUITE 4200
                             HOUSTON, TEXAS  77002
                           TELEPHONE:  (713) 752-4200
                          TELECOPIER:  (713) 752-4221

                                October 24, 2001

Houston American Energy Corp.
801 Travis Street, Suite 1425
Houston, Texas 77002

Gentlemen:

     We have acted as counsel to Houston American Energy Corp., a Delaware corporation ("HAEC") in connection with the proposed merger (the "Merger") of Texas Nevada Oil & Gas Co., a Texas corporation ("TNOG") into HAEC pursuant to the terms of that certain Plan and Agreement of Merger entered into between HAEC and TNOG dated July 31, 2001, as amended and restated on September 26, 2001. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Merger Agreement.

     In rendering this opinion we have examined such documents as we have deemed relevant or necessary, including without limitation, the Merger Agreement. In our examination, we have assumed the genuineness of all signatures, the due execution and delivery of all documents, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or copies, and the authenticity of the originals of such copies.

     As to factual matters, in rendering this opinion, we have relied solely on and have assumed the present and continuing truth and accuracy of the factual representations and warranties contained in the Merger Agreement and related documents and agreements. The initial and continuing truth and accuracy of all such factual matters constitutes an integral basis for, and a material condition to, this opinion.

     Based upon our evaluation of the transaction, we do not believe that the continuity of business enterprise requirement of Treas. Reg. 1.368-1(b) is met in the Merger. Continuity of business enterprise is a regulatory requirement for a reorganization under Section 368(a) of the Internal Revenue Code of 1986 (the "Code"). In order to meet the continuity of business enterprise requirement, HAEC must either (i) continue TNOG's historic business; or (ii) use a significant portion of TNOG's historic business assets in a business. See Treas. Reg. (S)1.368-1(d)(1). Under the Treasury Regulations, TNOG's historic business is the business it has conducted most recently. Treas. Reg. (S)1.368-1(d)(2)(iii).

     It is our understanding that HAEC is entering into the Merger in order to succeed to TNOG's status as a reporting company under the Securities and Exchange Act of 1934 and to succeed to the shareholder base of TNOG. While HAEC intends to derive benefits from the prior activities of TNOG, these benefits are not operating assets for purposes of the continuity of business enterprise requirements, nor do these benefits constitute a line of TNOG's historic business. The Treasury Regulations provide that business assets may include "intangible operating assets such as good will, patents, and trademarks . . ." See Treas. Reg. (S)1.368(d)(3)(ii).

     Subject to the qualifications, assumptions and conditions stated above, and because the continuity of business enterprise requirement is not met, we are of the opinion that the Merger will not be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. It is likely that the Internal Revenue Service (the "Service") will assert that the Merger constitutes a taxable sale of the assets of TNOG in exchange for the shares of common stock delivered by HAEC under the Merger Agreement, any cash paid to any shareholder of TNOG in connection with the Merger (collectively referred to as the "Merger Property") and the amount of all liabilities of TNOG; followed by the liquidation of TNOG, with the Merger Property distributed to the
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TNOG shareholders.  Under this characterization of the transaction, TNOG would recognize taxable income to the extent that the sum of the fair market value of the Merger Property and the liabilities of TNOG, exceed TNOG's adjusted tax basis in its assets. Each TNOG shareholder would recognize taxable gain or loss to the extent that the fair market value of the Merger Property received by it exceeds its adjusted basis in its TNOG stock. The basis of each TNOG shareholder in its HAEC common stock received in the Merger will be the fair market value of the HAEC common stock at the date of distribution. The holding period for shares of HAEC received by TNOG shareholders in the Merger will not include the holding period of their TNOG shares. Houston American shareholders will not recognize gain or loss.

     This opinion is based on the Code, the Income Tax Regulations promulgated thereunder, judicial decisions and administrative pronouncements of the Service, all as in effect on the date of this opinion and all of which are subject to change at any time, possibly retroactively. We undertake no obligation to you or any other person to give notice of any such change. This opinion is limited strictly to the matters expressly stated herein and no other opinion may be implied or inferred beyond such matters. This opinion represents only our best legal judgment and is not binding on the Service or the courts.

     This opinion is provided to you for use in connection with a registration statement on Form S-4 to be filed by you with the Securities and Exchange Commission. We hereby consent to the filing of this opinion as an exhibit to such registration statement.

                                    Very truly yours,



                                    /s/ Jackson Walker L.L.P.







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